EXHIBIT 1

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
MARCH 31, 2008

MAY 21, 2008

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

MAY 21, 2008

All amounts referred to in this Annual Information Form (“AIF”) are in United States dollars unless otherwise indicated.  All financial and statistical data in this AIF is presented as at March 31, 2008 unless otherwise indicated.

Corporate structure
FirstService Corporation (the “Company” or “FirstService”) was formed under the Business Corporations Act (Ontario) by Certificate of Incorporation dated February 25, 1988.  The Company amalgamated with Coloma Resources Limited pursuant to a Certificate of Amalgamation dated July 31, 1988, and the amalgamated corporation continued under the name “FirstService Corporation”.

By Certificate of Amendment dated April 2, 1990, the Company: (i) consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to “Subordinate Voting Shares”, each such share carrying one vote; and (ii) consolidated each of its Class B shares on a 30 to 1 basis and changed the designation of that class of shares to “Multiple Voting Shares”, each such share carrying 20 votes.

By Certificate of Amendment dated June 27, 2007, the first series of Preference Shares of the Company were created and designated as 7% cumulative preference shares, series 1 (the "Preferred Shares"), with each Preferred Share having a stated value of US$25.00 and carrying a fixed cumulative annual dividend of US$1.75 payable quarterly.

Our Subordinate Voting Shares are publicly traded on both the Toronto Stock Exchange ("TSX") (symbol: FSV) and the NASDAQ Stock Market ("NASDAQ") (symbol: FSRV).  Our Preferred Shares, trade in US$ on the TSX (symbol: FSV.PR.U).  Our head and registered office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

Our fiscal year-end was March 31 up to and including the fiscal year ended March 31, 2008.  On May 14, 2008, our Board of Directors approved a change in year-end to December 31, effective December 31, 2008, pending receipt of any necessary consents from relevant tax authorities.

The following chart sets out the significant subsidiaries of the Company as of March 31, 2008. The voting securities of such subsidiaries not controlled by us are those owned by operating management of each respective subsidiary.

Name of subsidiary	Percentage of voting securities owned by FirstService	Jurisdiction of incorporation
American Pool Enterprises, Inc.	93.12%	Delaware
BLW, Inc. (d/b/a Security Services and Technologies)	82.80%	Pennsylvania
Field Asset Services, Inc.	69.16%	Texas
FirstService Commercial Real Estate Services, Inc. (d/b/a Colliers Macaulay Nicolls and Colliers International)	83.92%	Ontario
FirstService (USA), Inc.	100.00%	Delaware
FirstService Delaware, LLC	100.00%	Delaware
FirstService Delaware, LP	100.00%	Delaware
Intercon Security Ltd.	100.00%	Ontario
The Continental Group, Inc.	85.85%	Florida
The Franchise Company, Inc.	86.45%	Ontario
The Wentworth Group, Inc.	84.35%	Pennsylvania
The Merit Companies, Inc	74.65%	Delaware

General development of the business
Our origins date back to 1972 when Jay S. Hennick, the Founder and CEO of the Company, started a Toronto commercial swimming pool and recreational facility management business, which became the foundation of FirstService.  In 1993, we completed our initial public offering on the TSX, raising C$20 million.  In 1995 our shares were listed on NASDAQ.  In 1997, a second stock offering was completed in Canada and the United States raising US$20 million.  In December 2004, a stock dividend was declared effectively achieving a 2-for-1 stock split for all outstanding Subordinate and Multiple Voting Shares.

On August 1, 2007, we issued a stock dividend of Preferred Shares to holders of Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One Preferred Share was issued for every five outstanding Common Shares.  The stock dividend resulted in the issuance of 5,979,074 Preferred Shares, with an aggregate par value of $149.5 million.  The annual preferred dividend obligation is $10.5 million, payable quarterly on or about the last day of each quarter.

From 1994 to present, we completed numerous acquisitions, developing and growing the service lines that exist today.

In 1996, we obtained a revolving credit facility from a syndicate of banks, which has been amended and restated at various times to the present and now includes a $225 million revolving credit facility due September 2012.  In 2001, we completed a private placement of $100 million of 8.06% Senior Notes due June 29, 2011 with a group of US institutional investors.  In October 2003, $50 million of 6.40% Senior Notes due September 30, 2015 was issued.  In April 2005, we completed a further private placement of $100 million of 5.44% Senior Notes due April 1, 2015.

In November 2004, we established a new commercial real estate services division under the “Colliers International” brand with the acquisition of CMN International Inc. (“CMN”).  Generating revenues of $285 million in the year prior to acquisition and with 80 offices in twenty countries, CMN is the largest affiliate of the Colliers International commercial real estate services network.  CMN’s real estate services offerings include brokerage (sale and leasing), property management, valuation and advisory services.

During the fiscal year ended March 31, 2005, we sold the assets of Greenspace Services Ltd., our company-owned lawn care operation and two other non-strategic businesses.  The combined revenues of the disposed operations for the fiscal year ended March 31, 2004, the last full year of ownership, were $39 million.

In March 2006, we disposed of Resolve Corporation, our Business Services operation, through an initial public offering of trust units of Resolve Business Outsourcing Income Fund in Canada for consideration comprised of cash and a 7.3% interest in the trust.  The disposal marked a significant milestone in our strategy of focusing on property services businesses for future growth.

In April 2008, we announced the divestiture of our Integrated Security Services division, which includes Intercon Security in Canada and SST in the United States, for gross proceeds of approximately $187 million.  The transaction is expected to close upon receipt of regulatory approvals.  FirstService plans to use the proceeds to drive further growth and intensify its focus on global diversified real estate services.

Business description
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; and property services.  Market-leading brands include Colliers International in commercial real estate; Continental, Wentworth and Merit in residential property management; and Field Asset Services, California Closets, Paul Davis Restoration and CertaPro Painters in property services.

Each service line provides near-essential services, generates a significant percentage of recurring revenues, has strong cash flows, generates strong returns on invested capital and can be leveraged through margin enhancement, cross-selling or consolidation.

Our operations are conducted through four operating segments:

Revenues by continuing operating segment	Year ended March 31
(in thousands of US$)	2008	2007	2006	2005	2004
Commercial Real Estate Services	$ 810,969	$ 605,845	$ 438,032	$ 120,535	$ -
Residential Property Management	544,926	423,797	346,133	275,229	228,790
Property Services*	216,972	150,794	134,136	111,779	89,361
Corporate	348	554	367	572	434
Total	$ 1,573,215	$ 1,180,990	$ 918,668	$ 508,115	$ 318,585

* Previously referred to as Property Improvement Services.

Commercial Real Estate Services
 Through CMN, we are a leading international commercial real estate services provider offering a full range of commercial real estate services in the United States, Canada, Australia, Russia, and several other countries in Eastern Europe, Asia and Latin America.  Operations in the United States and Canada generate approximately 60% of total revenues for this segment, while Asia-Pacific, Eastern Europe and Latin America generates approximately 40%.  We provide services to owners, investors and tenants, including brokerage (sale, leasing, and mortgage), property management and maintenance, valuation and corporate advisory services.

Commercial real estate brokers match buyers and sellers of real estate (investors, developers or owners-users) as well as owners and tenants of space for lease in return for a commission generally based on the value of the transaction.  CMN’s brokerage activities focus primarily on office, industrial, retail and multi-unit residential properties.  The Company also offers complementary commercial real estate mortgage brokerage services to borrowers seeking financing to acquire properties or refinance existing mortgages under the Cohen Financial brand.  Brokerage activities represent approximately 70% of CMN's revenues and provide opportunities for cross selling other real estate services.  In calendar year 2007, through a network of 1,900 brokers across 145 offices, CMN executed transactions valued at $37 billion across a diverse client base, including corporations, financial institutions, governments and individuals.  Typically, brokers earn a direct commission on individual transactions, which provides variability in the Company’s cost structure.

Commercial property management focuses on the same client segments as brokerage; however, fees are typically multi-year fixed fee contracts that are largely recurring in nature.

CMN’s international corporate services group partners with large corporations in managing their overall portfolio and transactions.  Professional staff combine proprietary technology with high level strategic planning, portfolio management, lease administration and facilities and project management.  Fees in corporate services are derived from a combination of fixed fee services and transaction based brokerage fees.

Commercial real estate brokerage is cyclical and seasonal in nature, affected by external factors, including interest rates, access to financing, investor and consumer confidence and other macroeconomic factors and political risk in any specific region.  CMN’s revenues are somewhat seasonal in nature, with approximately 70% of transactions occurring in our fiscal quarters ending in September and December.

CMN is the largest affiliate within the global Colliers International Property Consultants (“CIPC”) alliance.  Each member of the CIPC alliance licenses the right to use the “Colliers International” brand in an exclusive territory.  Colliers International is recognized as one of the top 3 commercial real estate services organizations worldwide with a network of 293 offices and over 11,000 employees in 61 countries.  Membership in CIPC provides us with a global brand name and local market intelligence throughout the world to assist the international community of investors, owners and users of real estate.  Members of CIPC are required, except in certain limited circumstances, to direct referrals for other regions to member firms.

Commercial real estate firms can be segmented into two tiers: (i) large global full-service firms with international research abilities, and (ii) regional and niche firms with strengths in their respective local markets.  Recent industry trends have seen an increase in outsourcing from sophisticated clients with global needs, creating an opportunity for full-service global players such as CMN.

There has also been a recent trend amongst larger firms to further improve their market position through consolidation. However, the commercial real estate competitive landscape market remains highly fragmented with the top five real estate organizations combining for only about 10% of the estimated $100 billion global market.

CMN’s growth strategy is to expand its suite of complementary service offerings and the geography where services are offered.  This will continue to be achieved both organically and through selective acquisitions. CMN also plans to enhance its brand and service delivery through increased broker training and continued development of its proprietary market tools and research resources.  During the year ended March 31, 2008, we made investments in several businesses, including Colliers Russia, Colliers Southeast Europe, Colliers Meredith & Grew in Boston and Colliers Hawaii.  In January, 2008 we announced the wind down of our Canadian commercial mortgage securitization operation which is complete as of the current date other than disposal of remaining mortgage loans receivable.

CMN’s business is subject to regulation by the countries and regions in which it operates.  In most countries or regions, laws require that brokers must be licensed and conform to a code of ethics, which involves certain examinations and continuing education.  In addition, CMN’s property managers are subject to regulation in the various regions in which they operate.

Residential Property Management
We are the largest manager of private residential communities in North America.  Private residential communities include condominiums, cooperatives, gated communities and a variety of other residential developments governed by multi-unit residential community associations (collectively referred to as “community associations”).  In total, we manage more than 900,000 residential units in 3,700 community associations in the states of Arizona, California, Delaware, Florida, Georgia, Illinois, Maryland, Nevada, New Jersey, New York, North Carolina Pennsylvania, Tennessee, Texas, Virginia and the District of Columbia.

In Florida, we operate under the Continental, Service America, and Sterling brands.  In the mid-Atlantic region, we operate under the Wentworth, Armstrong, Cooper Square, Arco Wentworth, Planned Companies, and American Pool brands.  In Arizona, we operate as Rossmar & Graham, while in Illinois we operate as Wolin-Levin.  In Nevada we operate as RMI and in Texas as Premier, which we acquired in June 2007.  In California, we operate as Merit, which we acquired in April 2007.

In the residential property management industry, there are two types of professional property management companies: (i) traditional property managers, and (ii) full-service property managers.  Traditional property managers primarily handle administrative property management functions such as collecting maintenance fees, sourcing and paying suppliers, preparing financial statements and contracting out support services.  Full-service property managers provide the same services as traditional property managers but also provide a variety of other services under one exclusive contract.

FirstService is a full-service property manager and in many markets provides a full range of services including grounds maintenance, landscaping, painting, pest control, irrigation, home service contracts, real estate sales and leasing, heating, air conditioning, plumbing and swimming pool management and maintenance.  A majority of the swimming pool related services revenues are generated outside the “sunbelt” states, and therefore impacted by weather-related seasonality.  Accordingly, revenues are earned primarily in the fiscal quarters ending in June and September.

The aggregate budget of all the community associations in the United States is estimated to be over $40 billion.  The aggregate budget of the community associations managed by FirstService is estimated at approximately $5.0 billion.  Currently, FirstService estimates that it accesses in the range of 18-20% of the aggregate budget of its communities through the various services that it offers.  Our strategy is to continue to add communities under management while striving to earn a greater percentage of the aggregate budget by introducing additional services and products, thereby offering our clients a single point of accountability.

Based on recent industry data compiled by the Community Associations Institute, we estimate that: (i) more than 59.5 million Americans, representing approximately 24 million households, live in condominiums, cooperatives, planned communities and other residential developments governed by multiple unit residential community associations; (ii) more than 50% of new homes currently being built in and around major metropolitan areas in the United States are within these categories; (iii) there are approximately 300,000 community associations in the United States; and (iv) the total annual operating expenses for these community associations are estimated to be $41 billion.  The market is growing at a rate of approximately 3% per year as a result of the 6,000-8,000 new community associations formed each year.  In addition, the growing trend from self-management to professional management, currently almost 50% of the market, is believed to at least double the effective growth rate for professional property management companies.

Typically, owners of private residential units are required to pay quarterly or monthly fees to cover the expenses of managing the condominium or homeowner association’s business activities and maintaining community properties.  Historically, decision making for communities was delegated to volunteer boards of directors elected by the owners.  Increasingly, these volunteer boards have outsourced the responsibility to manage the day-to-day operation and maintenance of community property to professional property management companies.

The residential property management industry is extremely fragmented and dominated by numerous local and regional management companies.  Only a small number of such companies, however, have the expertise and capital to provide both traditional property management services as well as the other support services provided by full-service property managers.  FirstService is the largest full-service manager of private residential communities in the United States, managing over 3.3% of the nation’s approximately 24 million units in community associations.  We enjoy a competitive advantage because of our size, depth of financial and management resources, and operating expertise.

Our business is subject to regulation by the states in which we operate.  In most states, laws require that property managers must be licensed, which involves certain examinations and continuing education.  In addition, our residential real estate sales and leasing operations are subject to regulation as a real estate brokerage by the various states in which we operate.

Property Services
In our Property Services division (previously referred to as Property Improvement Services), we provide a variety of residential and commercial services through our network of approximately 1,900 franchised and 12 Company-owned locations across North America.  The principal brands in this division include Field Asset Services (“FAS”), California Closet Company (“California Closets”), Paul Davis Restoration, CertaPro Painters, College Pro Painters, Pillar to Post Home Inspection and Handyman Connection.

FAS, headquartered in Austin, Texas, is one of North America’s largest residential property preservation services companies.  FAS provides comprehensive property preservation, maintenance and repair services to some of the largest residential mortgage lenders in America, for residential properties acquired through foreclosure.  FAS currently processes nearly 2,000 client requests weekly through the use of information technology systems to manage client portfolios of foreclosed properties.  All maintenance and repair services are managed through a process that includes outsourcing field services to a national network of independent service contractors.  At any one time, FAS provides its services to more than $1.5 billion in client assets representing over 30,000 residential properties.

California Closets is the largest provider of installed closet and home storage systems in North America.  Headquartered in San Rafael, California, California Closets has 107 franchises in the United States and Canada as well as master franchises in other countries around the world.  California Closets receives royalties from franchisees based on a percentage of the franchisees’ revenues.

Paul Davis Restoration is a Florida-based franchisor of residential and commercial restoration services serving the insurance restoration industry in the United States through 228 franchises.  This company provides restoration services for property damaged by natural or man-made disasters.  Paul Davis Restoration receives royalties from franchisees based on a percentage of the franchisees’ revenues.

CertaPro Painters is a residential and commercial painting franchise system with 298 franchises operating in major markets across the United States and Canada as well as master franchises in other countries around the world.  CertaPro Painters focuses on high-end residential and commercial painting and decorating work and other programs for property managers who have portfolios of condominium and commercial properties.  Franchisees pay CertaPro Painters either a royalty based on a percentage of revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

College Pro Painters is a seasonal exterior residential painting franchise system operating in 25 states and across Canada with approximately 580 franchises.  It recruits students and trains them to operate the business, including price estimating, marketing, operating procedures, hiring, customer service and safety.  College Pro Painters receives a royalty from each franchisee based on a percentage of revenue.  College Pro Painters’ operations are seasonal with significant revenue and earnings in the Company’s June and September quarters followed by losses in the December and March quarters.

Pillar to Post is North America’s largest home inspection service provider. Services are provided through a network of 356 franchises.  Pillar to Post earns royalties from its franchisees based on a percentage of franchisee revenues.

Handyman Connection is North America’s leading home repair and remodeling service franchiser.  Services are provided by a network of 112 franchises operating throughout the United States.  Handyman Connection earns royalties from its franchisees based on a percentage of franchisee revenues.

Franchise agreements are for terms of five or ten years, with the exception of College Pro Painters where the agreements are for a term of one year.  All franchise agreements contain renewal provisions that can be invoked at little or no cost.

We currently own and operate 12 California Closets franchises located in Boston, Seattle, Chicago, Jacksonville, San Francisco, Toronto, Dallas, Phoenix, Hartford, Sacramento, Fresno and Berkeley.  These operations are referred to as “branchises”.  The purpose of branchising is to reacquire well-established and profitable franchises located in large territories to accelerate growth in these territories in partnership with operating management.  We intend to make several more branchising acquisitions as opportunities arise.

The franchised services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies.  Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry.  However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

We believe that the largest franchise companies in North America have been successful because of their ability to realize economies of scale through the centralization and successful application of certain administrative functions such as finance, marketing, purchasing, training and support staffing.

Franchise businesses are subject to US Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises.  Presently, the Company is authorized to sell franchises in 40 states, in all Canadian provinces and in several other countries around the world.  In all jurisdictions, we endeavor to have our franchisees meet or exceed regulatory standards.

Integrated Security Services
In April 2008, the Company entered into an agreement to sell the businesses comprising its Integrated Security Services segment.  This segment is reported as discontinued operations for all periods presented.

Business strategy

Operating strategy
Our objective is to increase the revenues, profitability and market position of each operating unit and subsequently acquired business, while maintaining the highest level of service to our customers.  Key elements of our operating strategy are:

Senior management commitment: We strongly believe that management ownership at each of our primary operating units has contributed significantly to our ability to grow our businesses.  As a result, we expect to continue our practice of encouraging strong operators of newly acquired platform businesses to retain or acquire a significant equity stake in the businesses they operate, in the form of a non-transferable direct equity ownership position, stock options or in equity-like stock value appreciation rights.  In all cases, we have the right to purchase the minority interest at a formula price based on a multiple of trailing EBITDA1.  Management believes that its strategy of aligning the ownership interests of operating management with those of the Company provides a powerful incentive to deliver superior financial performance.

Performance-based compensation: We use performance-based compensation programs throughout each of our businesses to attract, retain and motivate our employees. In general, senior managers receive bonuses that are based on a percentage of the amount by which their results exceed prior year EBITDA.  Lower level managers’ incentives are also aligned with business unit EBITDA targets, but may include other measures deemed important for growing their business.  We believe these programs are effective incentives to operating management and employees to deliver consistent, high-quality service in a cost-effective manner.

Operating efficiencies: We have been able to obtain significant operating efficiencies through the implementation of a variety of “best practices” and have achieved meaningful cost savings through certain economies of scale.  We attempt to identify and refine our best practices across all of our businesses in order to benefit from the most innovative and effective management techniques.  The implementation of best practices has resulted in improved labor management, customer service and service delivery routing.  We also achieve significant savings through the volume purchasing of vehicles, insurance, group benefits, advertising and professional and financial services.

_______________________________________________________
1 EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization and stock-based compensation expense.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

Marketing penetration and joint marketing: We capitalize on the complementary nature of our businesses by introducing new or additional services to customers with which we already have long-term contractual relationships.  The complementary nature of our property services businesses also provides certain advantages when introducing a new service in a market where we have existing operations.  These advantages include significant market knowledge, demographic information and the ability to share the established overhead of existing operations.  Because we provide a number of property services, we are able to effectively utilize marketing data that is accumulated to conduct cost-efficient customer referral across our businesses.

Acquisition strategy
Our acquisition strategy has been developed to complement the internal growth strategies of our existing service lines and as a component of our overall growth strategy of building a significant, diversified property services business that generates recurring and predictable cash flows and earnings.  The acquisition strategy entails the systematic acquisition of established, well managed, and profitable service companies operating in fragmented industries that will:

•	Enhance the market position of an existing service line, provide an entry into a new geographic region/market, or introduce a new service line; and
•	Provide a return on invested capital that exceeds our weighted average cost of capital.

Acquisitions are classified as “tuck-under” or “platform”.  The majority of acquisitions that we target and complete are tuck-under acquisitions. These acquisitions are generally smaller transactions completed within an existing service line that strengthen its regional presence or competitive position through increased market share or the addition of a complementary service line.  Platform acquisitions are larger transactions that either establish an existing service line in a new geographic region or provide a vehicle for FirstService to add a new service offering that can be leveraged through cross-selling of services, sharing of best practices or other synergies or through further consolidation.  Each acquisition must meet strict criteria that include the following:

•	Strong, experienced management teams in place that are interested in growing their businesses and in being rewarded through performance-based compensation;
•	History of consistent profitability, supported by significant contractual revenues;
•	Non-capital intensive operations with a variable cost structure;
•	Leading positions in the markets served; and
•
In the case of platform acquisitions, one or more senior managers who wish to retain a significant minority interest in the acquired company in order to participate directly in its future growth and development as part of FirstService.

In general, platform companies continue to operate on a stand-alone basis in accordance with our operating strategy, while drawing on the resources of FirstService to facilitate future growth.  Most tuck-under acquisitions are fully integrated into the operations of the service line making the acquisition.

Our acquisitions are typically valued on a debt-free basis using a multiple of normalized and sustainable EBITDA (“Valuation EBITDA”).  Usually, consideration is paid with a combination of cash at closing and contingent consideration.  Contingent consideration is typically issuable over a three-year contingency period, subject to achievement of the Valuation EBITDA on an averaged basis over the three-year period subsequent to closing.  In the event that the actual average EBITDA is less than the Valuation EBITDA, the purchase price and contingent consideration are reduced by a multiple of the deficiency in EBITDA.

In executing acquisitions, our acquisition team works closely with operating management of our service lines to identify, negotiate and complete acquisitions.  A majority of acquisitions are negotiated on an exclusive basis, without the imposition of an intermediary-controlled auction process, thereby facilitating a focused effort by FirstService to build a relationship with its prospective partner and emphasize the appropriate balance of financial and non-financial, as well as long-term and short-term attributes of the acquisition to the vendor.  Notwithstanding the varied acquisition opportunities available to FirstService, management remains committed to a disciplined approach to acquisitions, including a rigorous adherence to our strict acquisition criteria and transaction structure.  As well, we only allocate our financial and human resources to existing service lines for acquisitions if the management team has the capacity to integrate the acquisition and the performance of current operations is meeting or exceeding expectations.

The integration process is a critical component of all acquisitions executed by FirstService.  This process is initiated during due diligence, when opportunities for integration, operational improvements and the sharing of best practices are identified and an integration plan is drafted.  Post-closing, the integration plan is reviewed with management of the acquired company to ensure that it accurately captures and prioritizes the issues to be addressed.  Once a buy-in has been obtained, the integration plan is finalized and a timetable established for the execution of the plan by management of the acquired company.  This is a collaborative process with a high degree of involvement from our integration team in overseeing the implementation and in monitoring progress against the timetable.

Seasonality
Certain segments of the Company’s operations are subject to seasonal variations.  The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter.  These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated revenues.

The Commercial Real Estate Services operation generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Revenues and earnings during the balance of the year are relatively even.  These brokerage operations comprise approximately 36% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Trademarks
FirstService’s trademarks are important for the advertising and brand awareness of all of our businesses and franchises.  We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

In our Property Services unit, four franchise systems – California Closet Company, Paul Davis Restoration, Pillar to Post Home Inspection, and Handyman Connection – have trademarks to which value has been ascribed in the consolidated financial statements.  These franchise systems have franchises in significant population centers in the United States.  The value of these trademarks is derived from the recognition they enjoy among the target audiences for closet system installations, disaster restoration services, home inspections and handyman services.  These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of franchisees and the ongoing marketing programs conducted by both franchisees and the Company.

In our Commercial Real Estate Services unit, the Colliers International trademark was identified as an acquired intangible asset.  The Colliers International trademark is highly recognized in the commercial real estate industry.

Employees
Excluding discontinued operations, we have approximately 17,000 employees, rising to a total of approximately 18,000 with seasonal employees in the spring and summer months.

Minority interests
FirstService owns a majority interest in nearly all of its subsidiaries, while operating management of each subsidiary owns the remaining shares.  This structure was designed to maintain control at FirstService while providing significant risks and rewards of equity ownership to management at the operating companies.  In all cases, the Company has the right to “call” management’s shares, usually payable at the Company’s option with any combination of FirstService shares or cash.  FirstService may also be obligated to acquire certain of these minority interests in the event of death, disability or cessation of employment of the employee or if the shares are “put” by the employee.  These arrangements provide significant flexibility to FirstService in connection with management succession planning and shareholder liquidity matters.

Dividends and dividend policy
Our Preferred Shares (issued by way of stock dividend on August 1, 2008) have a fixed annual dividend of US$1.75 per Preferred Share payable on or about the last day of each quarter to holders of record on or about the fifteenth day of the last month in each quarter, subject to declaration by the Board of Directors of the Company.  During the fiscal year ended March 31, 2008, dividends were paid on the Preferred Shares as follows:

•
US$0.2877 per Preferred Share for the period of August 1, 2007 (the date of initial issue of the Preferred Shares) to but excluding September 30, 2007, which dividend was payable on October 1, 2007 to holders of Preferred Shares of record at the close of business on September 19, 2007;

•
US$0.4375 per Preferred Share for the period of September 30, 2007 to but excluding December 31, 2007, which dividend was payable on December 31, 2007 to holders of Preferred Shares of record at the close of business on December 18, 2007; and

•
US$0.4375 per Preferred Share for the period of December 31, 2007 to but excluding March 31, 2008, which dividend was payable on March 31, 2008 to holders of Preferred Shares of record at the close of business on March 18, 2008.

The payment of dividends on the Common Shares is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements and the financial condition of the Company, among other relevant factors.  If dividends were declared on the Common Shares, they could be payable in either US or Canadian dollars.

Capital structure
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, at the discretion of the Board of Directors of the Company, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of convertible Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at the option of the holder. Effective December 15, 2004, a stock dividend was declared, effectively achieving a 2-for-1 stock split for all outstanding Subordinate and Multiple Voting Shares.  On August 1, 2007 a stock dividend occurred in the amount of one Preferred Share for every five Common Shares.  The Preferred Shares have a stated value of US$25.00, carry a fixed cumulative annual dividend of US$1.75 payable quarterly and are redeemable for cash or Subordinate Voting Shares at the option of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company.  As of May 21, 2008, there were 28,786,893 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,979,074 Preferred Shares issued and outstanding.

A summary of certain rights attaching to the Subordinate Voting Shares is set out in the section entitled “Certain Rights of Holders of Subordinate Voting Shares” contained in the Company’s Management Information Circular (the "Circular") dated May 21, 2008 filed in connection with the Company’s annual and special meeting of shareholders to be held on June 23, 2008, which section is incorporated herein by reference.

Rating of Preferred Shares
Our Preferred Shares are rated by DBRS Ltd. (“DBRS”).  As of the date of this AIF, the rating was “Pfd-3 (low)” with a status of “under review with developing implications”.  The status was updated from “stable” on April 15, 2008 to reflect the pending divestiture of our Integrated Security Services segment.  DBRS rates preferred shares with ratings ranging from “Pfd-1” to “Pfd-5”, with “Pfd-1” representing the highest rating.  To show relative rankings with the categories, DBRS may modify them by the addition of “high” or “low”.  The rating of our Preferred Shares is not a recommendation to purchase, hold or sell the Preferred Shares and does not comment as to market price or suitability for a particular investor.  There can be no assurance that the rating shown above will remain in effect for any given period of time or that the rating will not be revised or withdrawn in its entirety by DBRS in the future if, in its judgment, circumstances so warrant.

Market for securities
The Company’s Subordinate Voting Shares are listed for trading on the TSX and NASDAQ.  The Company’s Preferred Shares are listed for trading on the TSX, and trade in US$.  The Company’s Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

The table below details the price ranges and volumes traded of Subordinate Voting Shares on NASDAQ in US dollars, and the TSX in Canadian dollars and of Preferred Shares on the TSX in US dollars, in each case, on a monthly basis during fiscal 2008:

	Subordinate Voting Shares						Preferred Shares
	NASDAQ			TSX			TSX
Month	High Price (US$)	Low Price (US$)	Volume Traded	High Price (C$)	Low Price (C$)	Volume Traded	High Price (US$)	Low Price (US$)	Volume Traded
April 2007	29.64	26.80	320,200	33.00	30.19	1,022,894	–	–	–
May 2007	35.46	29.44	883,400	39.00	32.61	1,031,247	–	–	–
June 2007	37.25	34.34	844,000	39.89	36.64	1,054,001	–	–	–
July 2007	38.29	31.62	906,800	39.93	34.50	1,439,467	24.50	22.30	237,207
August 2007	34.28	28.87	858,900	36.02	30.86	1,757,406	23.00	21.00	1,131,883
September 2007	31.90	26.23	1,046,600	32.03	27.32	2,011,560	23.00	21.50	175,118
October 2007	38.25	29.90	1,123,300	36.30	29.56	1,474,785	22.75	20.50	305,593
November 2007	38.05	32.41	1,087,600	36.16	32.20	1,278,187	21.00	19.50	92,728
December 2007	33.32	28.99	601,400	33.59	28.81	1,104,838	20.75	19.60	765,882
January 2008	31.14	20.15	1,389,700	30.44	20.26	2,819,650	20.30	19.00	107,895
February 2008	23.83	20.47	761,300	24.18	20.76	2,070,091	21.25	19.15	77,099
March 2008	22.89	20.64	549,800	23.16	20.55	1,802,772	20.00	18.40	93,801

Transfer agents and registrars
The transfer agent and registrar for the Subordinate Voting and Preferred Shares is Equity Transfer and Trust Company, 200 University Ave., Suite 200, Toronto, Ontario, M5H 4H1.  The transfer agent and registrar for the Multiple Voting Shares is the Company at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

Directors and officers

Directors – The following are the directors of the Company as at May 21, 2008:

Name and municipality of residence	Age	Present position and tenure	Business experience during last five years

David R. Beatty [1,2,3] Toronto, Ontario	66	Director since May 2001
Corporate Director; Chair and CEO, Beatinvest Limited (an investment company); Managing Director of the Canadian Coalition for Good Governance; Professor of Strategy, Director of Clarkson Center for Business Ethics and Board Effectiveness and Professor of Strategic Management, Rotman School of Management, University of Toronto

Brendan Calder [2,3] Toronto, Ontario	61	Director since June 1996	Corporate Director; Adjunct Professor of Strategic Management, Rotman School of Management, University of Toronto
Peter F. Cohen[1,2,3] Toronto, Ontario	55	Director since March 1990; Chair of the Board since May 2005	President, Dawsco Group (an Ontario-based real estate and investment company)
Bernard I. Ghert[1] Toronto, Ontario	68	Director since June 2004	Corporate Director
Jay S. Hennick Toronto, Ontario	51	Chief Executive Officer and Director since May 1988	Founder and Chief Executive Officer of the Company
Steven S. Rogers Mississauga, Ontario	52	Director since August 1989	President and Chief Executive Officer, The Franchise Company, Inc. (subsidiary of the Company)
Michael D. Harris Vaughan, Ontario	63	Director since June 2006	Senior Business Advisor, Goodmans LLP; Corporate Director; Senior Fellow, The Fraser Institute Former Premier of the Province of Ontario
1.	Member of Audit Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee

Each director remains in office until the following annual shareholders’ meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant.  All directors stand for election or re-election annually.

Further background information regarding the directors of the Company is set out in the sections entitled “Business of the Meeting – Election of Directors" and "Statement of Corporate Governance Practices" contained in the Circular, which sections are incorporated herein by reference.

Officers – The following are the executive officers of the Company as at May 21, 2008:

Name and municipality of residence	Age	Present position with the Company	First became an officer
Jay S. Hennick Toronto, Ontario	51	Founder and Chief Executive Officer	1988
D. Scott Patterson Toronto, Ontario	47	President and Chief Operating Officer	1995
John B. Friedrichsen Toronto, Ontario	46	Senior Vice President and Chief Financial Officer	1998
Roman Kocur Toronto, Ontario	47	Senior Vice President, Strategy and Corporate Development	2003
Michael Natale Toronto, Ontario	48	Vice President, Performance & Risk Management	2005
Douglas G. Cooke Toronto, Ontario	48	Vice President, Corporate Controller and Corporate Secretary	1995

The directors and executive officers of the Company, as a group, own or control 3,071,009 Subordinate Voting Shares, which represents 10.7% of the total Subordinate Voting Shares outstanding.  The directors and officers, as a group, control 53.5% of the total voting rights when all Multiple Voting Shares and Subordinate Voting Shares are considered. Mr. Hennick controls all of the Company’s Multiple Voting Shares.

Mr. Rogers controls a 5.4% voting interest in The Franchise Company Inc., a subsidiary of the Company.

Legal proceedings and regulatory actions
In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

We have responded to the information requests of our primary securities regulator, the Ontario Securities Commission, and the TSX with respect to the Special Committee of our Board of Directors’ review of our historical stock option granting processes and the related accounting for the 13 year period from 1995 to 2007 and the measures taken in response.  We will continue to co-operate with the Ontario Securities Commission, the TSX and any further information requests in connection with the inquiry.  Until further notified by the TSX, all grants of stock options by us require the prior consent of the TSX.

Properties
The following chart provides a summary of the properties occupied by the Company and its subsidiaries as at March 31, 2008:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)	International (leased)	International (owned)
Residential Property Management	575,000	312,000	7,500	-	-	-
Commercial Real Estate Services	462,000	-	245,000	-	330,000	-
Integrated Security Services	69,000	-	71,000	-	-	-
Property Services	249,000	-	35,000	-	-	-
Corporate	-	-	-	20,000	-	-

Selected annual information - last five fiscal years
(in thousands of US$, except per share amounts)
Year ended March 31	2008	2007	2006	2005	2004
OPERATIONS
Revenues	$1,573,215	$1,180,990	$918,668	$508,115	$318,585
Operating earnings	73,576	76,118	61,087	27,838	21,392
Net earnings from continuing operations	33,065	34,032	26,757	12,172	11,776
Net earnings from discontinued operations	1,334	2,184	42,740	11,035	7,248
Net earnings	34,399	34,863	69,497	23,207	19,024

FINANCIAL POSITION
Total assets	$1,089,343	$816,998	$711,004	$626,728	$437,553
Long-term debt	356,030	235,131	248,686	220,015	163,888
Shareholders’ equity	305,685	264,875	237,752	185,871	155,101
Book value per common share	5.19	8.85	7.91	6.15	5.26

COMMON SHARE DATA
Net earnings per common share:
Basic
Continuing operations	$0.87	$1.14	$0.89	$0.41	$0.41
Discontinued operations	0.05	0.07	1.41	0.37	0.26
Cumulative effect adjustment	-	(0.04)	-	-	-
	0.92	1.17	2.30	0.78	0.67
Diluted
Continuing operations	0.81	1.05	0.83	0.38	0.40
Discontinued operations	0.04	0.07	1.38	0.36	0.25
Cumulative effect adjustment	-	(0.04)	-	-	-
	0.85	1.08	2.21	0.74	0.65
Weighted average common shares (thousands)
Basic	29,905	29,903	30,171	29,777	28,570
Diluted	30,547	30,354	30,896	30,467	29,192
Cash dividends per common share	-	-	-	-	-

PREFERRED SHARE DATA
Number outstanding (thousands)	5,979	-	-	-	-
Cash dividends per preferred share	$1.16	-	-	-	-

OTHER DATA
EBITDA (note 1)	$119,874	$109,809	$84,319	$47,814	$28,352
Adjusted diluted earnings per share from continuing operations (note 2)	1.02	1.05	0.74	0.34	0.18

Quarterly results – fiscal years ended March 31, 2008 and 2007
(in thousands of US$, except per share amounts)
Period	Q1	Q2	Q3	Q4	Year

FISCAL 2008
Revenues	$370,494	$379,935	$451,100	$371,686	$1,573,215
Operating earnings (loss)	34,483	31,770	21,162	(13,839)	73,576
Net earnings (loss) from continuing operations	15,685	15,859	9,683	(8,162)	33,065
Net earnings (loss) from discontinued operations	2,397	1,834	(1,698)	(1,199)	1,334
Net earnings (loss)	18,082	17,693	7,985	(9,361)	34,399
Net earnings (loss) per common share:
Basic	0.61	0.53	0.18	(0.40)	0.92
Diluted	0.56	0.50	0.15	(0.40)	0.85

FISCAL 2007
Revenues	$281,780	$296,908	$326,611	$275,691	$1,180,990
Operating earnings	27,701	23,957	14,577	9,883	76,118
Net earnings from continuing operations	12,925	11,848	6,673	2,586	34,032
Net earnings (loss) from discontinued operations	1,208	125	1,084	(233)	2,184
Net earnings	12,780	11,973	7,757	2,353	34,863
Net earnings per common share:
Basic	0.43	0.40	0.26	0.08	1.17
Diluted	0.39	0.38	0.25	0.06	1.08

OTHER DATA
EBITDA - fiscal 2008 (note 1)	$42,739	$41,894	$36,684	$(1,443)	$119,874
EBITDA - fiscal 2007 (note 1)	34,787	31,103	23,837	20,082	109,809

  Notes
1.  EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization and stock-based compensation expense.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of annual amounts appears below.

(in thousands of US$)
Year ended March 31	2008	2007	2006	2005	2004
Operating earnings	$73,576	$76,118	$61,087	$27,838	$21,392
Depreciation and amortization	38,479	28,735	20,921	18,288	6,638
	112,055	104,853	82,008	46,126	28,030
Stock-based compensation expense	7,819	4,956	2,311	1,688	322
EBITDA	$119,874	$109,809	$84,319	$47,814	$28,352

2. Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of (i) amortization of short-lived intangible assets acquired in connection with recent Commercial Real Estate Services acquisitions; (ii) the impairment loss on available-for-sale securities and (iii) incremental stock option expense from the stock option review recorded in December 2007.  The Company believes this measure is useful because (i) it isolates the impact of non-recurring acquisition-related amortization expense; (ii) it eliminates the effect of a non-cash impairment of securities obtained in connection with the disposal of a business and (iii) it eliminates the effect of a non-cash adjustment to historical stock option expense.  This is not a recognized measure of financial performance under generally accepted accounting principles (“GAAP”) in the United States of America, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP.  The Company’s method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation appears below.

(in US$)	Year ended March 31
	2008	2007	2006
Diluted net earnings per common share from continuing operations	$0.81	$1.05	$0.83
Pro forma impact of dividends on preferred shares	-	(0.23)	(0.23)
Amortization of brokerage backlog, net of taxes	0.10	0.15	0.14
Impairment loss on available-for-sale securities, net of taxes	-	0.08	-
Incremental stock option expense from stock option review	0.11	-	-
Adjusted diluted net earnings per common share from continuing operations	$1.02	$1.05	$0.74

Risk and uncertainties
The Company is subject to various risks and uncertainties, which are described below in order of significance:
•	Economic conditions, especially as they relate to credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian and Australian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Risks arising from any regulatory review.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Each of the above factors may have a material adverse affect on the Company’s business, operating results and financial condition.

Management's discussion and analysis
The section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” within the Company’s 2008 annual report is incorporated herein by reference.

Interest of management and others in material transactions
There are no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding shares of the Company, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Company or during the current financial year which has materially affected, or would materially affect, the Company.

Material contracts
On February 1, 2004, the Company, upon the review, report and recommendation of the Executive Compensation Committee of the Board of Directors of the Company, entered into a management services agreement (the "Management Services Agreement") with Jayset Capital Corp. (“Jayset”) and Jay S. Hennick.  Mr. Hennick is the sole officer, director and shareholder of Jayset. The particulars of the Management Services Agreement are set out in the sections entitled "Executive Compensation – Management Contract" and "Sale of Control Agreement" contained in the Circular, which sections are incorporated herein by reference.

On September 10, 2007, the Company successfully completed an amended and restated credit facility, increasing the amount to $225 million from the then current amount of $110 million.  The new facility also increased the term to 5 years from 3 years and included an "accordion feature" providing an additional $50 million in financing under the same terms if required, bringing the total financing capacity of the facility to $275 million.  The lead arranger for the financing was TD Securities. The syndicate of banks included incumbents, The Toronto-Dominion Bank, The Bank of Nova Scotia, Royal Bank of Canada, JP Morgan Chase Bank, HSBC Bank, as well as new participants United Overseas Bank, Bank of America and Bank of Montreal.

On April 14, 2008, the Company entered into a definitive agreement to sell its Integrated Security Services division, FirstService Security, to ADT Security (“ADT”), a unit of Tyco International.  Under the terms of the agreement, ADT will acquire 100% of the shares of FirstService Security from FirstService for cash on closing.  FirstService Security operates under the Intercon Security brand name in Canada and Security Services & Technologies in the United States.  The transaction is valued at approximately $187 million and has been approved by the boards of directors of both companies.  The transaction is expected to close as soon as practicable following receipt of required regulatory approvals and satisfaction of other customary closing conditions.

Cease trade orders, bankruptcies, penalties or sanctions
To the best of the knowledge of the Company:

(A)
none of the directors or executive officers of the Company is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(B)
none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control the Company: (a) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

except for David R. Beatty who was a director of Thistle Mining Inc. (“Thistle”) when Thistle announced on December 21, 2004 that it intended to undertake a restructuring under the Companies~~’~~' Creditors Arrangement Act.  While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares were suspended from trading on the TSX on December 31, 2004 due to the restructuring until Thistle delisted in February 2006.  Mr. Beatty is no longer a director of Thistle Mining Inc.

Conflicts of interest
Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest.  The Business Corporations Act (Ontario) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario).  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Experts
The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated May 20, 2008 in respect of the Company’s consolidated financial statements as at March 31, 2008 and 2007 and for each year in the three year period ending March 31, 2008, and the Company’s internal control over financial reporting as at March 31, 2008.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the SEC.

Audit Committee
The Audit Committee is comprised of three members who are each “independent” and “financially literate” as required by Multilateral Instrument 52-110 Audit Committees (the “Audit Committee Rule”).  The members of the Audit Committee during the year ended March 31, 2008 were Messrs. Ghert - Chair, Beatty and Cohen.  Mr. Ghert was appointed Chair of the Audit Committee in May 2005.  Mr. Beatty was appointed to the Audit Committee in August 2007, replacing Mr. Calder.  The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as to anyone in the Company.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.  The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board of Directors of the Company (the "Board") prior to their approval by the full Board.  The Audit Committee is also responsible for the oversight of the integrity of the Company’s internal accounting and control systems.  The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.  In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of the Company and its affiliates.  The Board has adopted an Audit Committee mandate, a copy of which is annexed as Exhibit "A" to Exhibit 1 of the Form 40-F of the Company in respect of the fiscal year ended March 31, 2007 (a copy of which is available at www.sedar.com).  The Audit Committee mandate is also published on the Company’s website (www.firstservice.com).

The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

Bernard I. Ghert (Chair) – Mr. Ghert has a Masters degree in Business Administration (MBA). Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992.  Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance, and the Canada Deposit Insurance Corporation.  Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions.  Mr. Ghert current is Chairman of the Independent Review Committee of the Middlefield Group of Funds, President of the B.I. Ghert Family Foundation and Immediate Past Chair of the Mount Sinai Hospital Board of Directors.

Peter F. Cohen – Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm.  Mr. Cohen is currently the Chair of the Board of the Company and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family.  Mr. Cohen was a co-founder and Chair and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold.  Mr. Cohen is a member of the boards of a number of private companies and charities.

David Beatty – Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Managing Director of the Canadian Coalition for Good Governance and Professor of Strategic Management and the Director of the Clarkson Centre for Business Ethics and Board Effectiveness at The Rotman School of Management, University of Toronto.  Mr. Beatty was previously founding Chairman of Orogen Minerals Limited, Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited and President of Weston Foods.  Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E.  A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens' College) where he obtained an M.A..

The Audit Committee Rule requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures.  The mandate of the Audit Committee provides that it is such committee’s responsibility to: (a) approve the appointment and, when circumstances warrant, discharge of the external auditor and monitor its qualifications, performance and independence; (b) approve and oversee the disclosure of all audit services provided by the external auditor to the Company or any of its subsidiaries, determining which non-audit services the external auditor are prohibited from providing and, exceptionally, pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor, in accordance with applicable laws and regulations; and (c) approve the basis and amount of the external auditor’s fees and other significant compensation.  The Audit Committee has adopted a pre-approval policy pursuant to which the Company may not engage the Company’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under US and Canadian applicable laws.  The Audit Committee must pre-approve all audit services as well as permitted non-audit services.   The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.

In addition to performing the audit of the Company’s annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and they billed the Company the following fees for each of the Company’s two most recently completed fiscal years:

(in US$) Year ended March 31	2008	2007
Audit fees (note 1)	$2,020,700	$1,102,400
Audit-related fees (note 2)	324,500	339,600
Tax fees (note 3)	254,800	147,100
All other fees (note 4)	-	5,000
	$2,600,000	$1,594,100

Notes:

1. Refers to the aggregate fees billed by the Company’s external auditor for audit services, including statutory and subsidiary audits. In fiscal 2008, audit fees included $242,000 of fees related to the divestiture of the Integrated Security Services segment.

2. Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company’s financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

3. Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
4. Refers to fees for software product licensing billed by the Company’s external auditor.

Additional information
Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR web site at www.sedar.com.  Additional financial information is provided in the Company’s consolidated comparative financial statements and Management's Discussion and Analysis for the year ended March 31, 2008.

Upon request, the Secretary of the Company will provide to any person or company:

(a)	when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus has been filed for a distribution of its securities:
(i)	one copy of the most recent AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;
(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company for any period after the end of its most recently completed financial year;

(iii)
one copy of the management information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of the management information circular, as appropriate; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

(b)
at any other time, one copy of any document referred to in subparagraphs (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Forward-looking statements
This AIF contains or incorporates by reference certain forward-looking statements.  Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company’s plans, goals and objectives.  Such statements are generally accompanied by words such as “intend”, “anticipate”, “believe”, “estimate”, “expect” or similar statements.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are described in the section entitled “Risks and uncertainties” above.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise and forward-looking statement even if new information becomes available, as a result of future events or for any other reason.